Exhibit (a)(5)

IN THE SUPERIOR COURT OF FULTON COUNTY STATE OF GEORGIA

HILARY KRAMER, on Behalf of Herself and All Others Similarly Situated,

Plaintiff,

v.

IMMUCOR, INC., JOSEPH E. ROSEN, JOSHUA H. LEVINE, JAMES F. CLOUSER, PAUL V. HOLLAND, RONNY B. LANCASTER, PAUL D. MINTZ, G. MASON MORFIT, CHRIS E. PERKINS, TPG CAPITAL, TPG PARTNERS VI, L.P., IVD HOLDINGS INC. and IVD ACQUISITION CORPORATION,

Defendants.

Civil Action No. 2011CV203124 CLASS ACTION COMPLAINT JURY TRIAL DEMANDED

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Hilary Kramer (“Plaintiff”), by her attorneys, for her complaint against defendants, alleges upon personal knowledge as to herself, and upon information and belief as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This is a shareholder class action brought by Plaintiff on behalf of herself and all other similarly situated public shareholders of Immucor, Inc. (“Immucor” or the “Company”) against the Company’s Board of Directors (the “Individual Defendants”), among others, in connection with the proposed buyout (the “Buyout”) of Immucor by TPG Partners VI, L.P. (“TPG Partners”), an investment fund of the the privately held TPG Capital (“TPG Capital,” collectively with TPG Partners, “TPG”). On July 2, 2011, Immucor and TPG publicly disclosed that they had entered into a definitive agreement (the “Merger Agreement”) under which affiliates of TPG. IVD Holdings Inc. (“IVD Holdings”) and IVD Acquisition Corporation (“IVD Acquisition,” and collectively, with IVD Holdings. “IVD”), will take the Company private and acquire Immucor for $27.00 cash per share (the “Merger Price”). The Buyout is unfair both with respect to price and process and is designed to benefit Immucor’s insiders to the detriment of Plaintiff and the Class.

JURISDICTION AND VENUE

2. Jurisdiction is proper in this court. Many of the acts complained of herein occurred in Georgia. The amount in controversy is in excess of the jurisdictional minimum of this Court. This action is not removable to federal court. Venue is proper.

IDENTIFICATION OF THE PARTIES

3. Plaintiff Hilary Kramer is and was, at all times relevant hereto, a holder of Immucor common stock.

4. Immucor is a Georgia corporation headquartered at 3130 Gateway Drive. Norcross, Georgia 30091. Immucor manufactures and sells reagents and systems used by hospitals, reference laboratories and donor centers to detect and identify certain properties of the cell and serum components of blood prior to transfusion. Additionally, Immucor markets automated instrumentation for all of its market segments. Immucor common stock is traded on the NASDAQ under the symbol “BLUD.” Immucor is named herein as a necessary party in connection with equitable relief needed to prevent the consummation of the Buyout.

5. Defendant Joseph E. Rosen (“Rosen”) has been a director of the Company since its founding in 1982, except for a three-year hiatus from 1995-1998, and has served as Chairman of the Board since Seplember 2006. Rosen is a member of both the Audit Committee and the Compensation Committee.

6. Defendant Joshua H. Levine (“Levine”) has been a director, President and CEO of the Company since June 2011.

7. Defendant James F. Clouser (“Clouser”) has been a director of the Company since 2008 and serves as chair of the Compensation Committee and is a member of the Audit Committee.

8. Defendant Paul V. Holland (“Holland”) has been a director of the Company since 2008 and is a member of both the Governance Committee and the Compensation Committee.

9. Defendant Ronny B. Lancaster (“Lancaster”) has been a director of the Company since 2008. Lancaster is chair of the Governance Committee and a member of the Compensation Committee.

10. Defendant Paul D. Mintz (“Mintz”) has been a director of the Company since 2010 and is a member of both the Governance Committee and the Compensation Committee.

11. Defendant G. Mason Morfit (“Morfit”) has been a director of the Company since 2010 and is a member of both the Governance Committee and the Compensation Committee.

12. Defendant Chris E. Perkins (“Perkins”) has been a director of the Company since 2008. Perkins is chair of the Audit Committee and a member of the Governance Committee.

13. Defendants Rosen, Levine, Clouser, Holland, Lancaster, Mintz, Morfit and Perkins are referred to herein collectively as the “Individual Defendants.”

14. Defendant TPG is a private investment firm that has public and private investments executed through leveraged buyouts, recapitalizations and restructurings.

15. Defendants IVD Holdings, a Delaware Corporation, and IVD Acquisition, a Georgia corporation, are affiliated with TPG and are being used to facilitate the merger with Immucor.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

16. In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control or (ii) a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) contractually prohibits them from complying with their fiduciary duties;

(d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e) will provide the directors with preferential treatment at the expense of, or separate from, the public shareholders.

17. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Immucor, are obligated to:

(a) objectively evaluate any reasonable proposed acquisition, to determine of it is in the bests interests of Immucor and its shareholders; and

(b) remove themselves from any decision making process if they have conflicts of interest that could impair their ability to make an objective decision.

CLASS ACTION ALLEGATIONS

18. Plaintiff brings this action on behalf of herself and all other shareholders of the Company (except the Defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are, or will be, threatened with injury arising from Defendants’ actions, as more fully described herein.

19. This action is properly maintainable as a class action for the following reasons:

(a) The Class is so numerous that joinder of all members is impracticable. As of March 31, 2011 there were over 60 million shares of Immucor common stock issued and outstanding and not owned by Immucor’s insiders. These millions of shares likely were owned by thousands of shareholders.

(b) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class, and Plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

(c) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impede their ability to protect their interests.

(d) To the extent Defendants take further steps 10 effectuate the Buyout, preliminary and final injunctive relief on behalf of the Class as a whole will be entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

20. There are questions of law and fact that are common to the Class and that predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a) Whether Defendants breached their fiduciary duties of due care, good faith, and loyalty with respect to Plaintiff and the other members of the Class as a result of the conduct alleged herein;

(b) Whether the process implemented and set forth by the Defendants for the Buyout is fair to the members of the Class;

(c) Whether the Individual Defendants have breached their fiduciary duty of candor by failing to disclose all material facts relating to the Buyout;

(d) Whether TPG and IVD have aided and abetted the Individual Defendants’ breaches of fiduciary duties of candor, due care, good faith, and loyalty with respect to Plaintiff and the other members of the Class as a result of the conduct alleged herein; and

(e) Whether Plaintiff and the other members of the Class would be irreparably harmed if Defendants are not enjoined from effectuating the conduct described herein.

THE BUYOUT IS FLAWED AND UNFAIR AND THE PRODUCT OF

THE INDIVIDUAL DEFENDANTS’ BREACHES OF FIDUCIARY DUTY

21. On July 5, 2011, Immucor issued a press release announcing that it had entered into a definitive merger agreement under which investment funds managed by TPG will acquire Immucor for $27.00 cash per share. This release stated in part:

NORCROSS, Ga., July 5, 2011 (GLOBE NEWSWIRE) -- Immucor, Inc. (Nasdaq:BLUD - News) (the “Company”), a global leader in providing automated instrument-reagent systems to the blood transfusion industry, today announced that it has entered into a definitive agreement to be acquired by investment funds managed by TPG Capital (“TPG”) in a transaction with a fully diluted equity value of $1.973 billion.

Under the terms of the agreement, Immucor shareholders will receive $27.00 in cash for each share of Immucor common stock they own, representing a premium of approximately 30.2 percent over the closing share price on July 1, 2011, the last full trading day before today’s announcement, and a premium of approximately 35.6 percent to Immucor’s average closing price over the last month. The transaction is expected to close in the second half of 2011. The agreement was unanimously approved by the Immucor Board of Directors.

“This transaction enables our shareholders to realize significant, immediate value while at the same time allowing Immucor to remain well-positioned to continue pursuing growth opportunities,” said Joseph Rosen, Chairman of the Board of Directors of Immucor. “Our Board is pleased with the outcome of the process we followed leading to this transaction, and believes that this transaction is in the best interests of our shareholders.”

“Immucor has been at the forefront of improving transfusion medicine for nearly 30 years and has a proven track record of creating value,” said Joshua H. Levine, President and Chief Executive Officer of Immucor. “Partnering with TPG will allow us to continue with our commitment to deliver innovative technologies that meet our customers’ needs and improve patient safety.”

“By offering best-in-class instruments and reagents for the blood transfusion industry, Immucor has built an impressive platform, loyal customer base and a strong leadership position,” said Todd Sisitsky, TPG Partner. “We look forward to working with the Immucor team as we invest in growing the business and expanding the global footprint for these vital services.”

Under the terms of the agreement, it is anticipated that an affiliate of TPG, IVD Acquisition Corporation, will commence a tender offer for all of the outstanding shares of the Company no later than July 15, 2011.

Under the terms of the agreement, the tender offer is conditioned upon, among other things, satisfaction of the minimum tender condition of 84 percent of the Company’s common shares on a fully diluted basis, the receipt of the Federal Trade Commission’s approval under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976, the receipt of any applicable consents or approvals under German antitrust or merger control laws and other customary closing conditions. In the event that the minimum tender condition is not met, and in certain other circumstances, the parties have agreed to complete the transaction through a one-step merger after receipt of shareholder approval.

Under the terms of the agreement, the Company may solicit superior proposals from third parties through August 15, 2011. It is not anticipated that any developments will be disclosed with regard to this process unless the Company’s Board of Directors makes a decision with respect to a potential superior proposal. There are no guarantees that this process will result in a superior proposal.

22. The $27.00 per share agreed to in the Buyout is a woefully inadequate price, and Defendants’ rationale for a premium price implying a fair price is unsound. Immucor common stock is trading at depressed levels as the Company is at the bottom of cycle that is expected to improve. In particular, an investigation by the U.S. Department of Justice (“DOJ”) regarding possible antitrust violation and a Food and Drug Administration (“FDA”) administrative action that could have resulted in the revocation of the Company’s biologics license with respect to its Reagent Red Blood Cells and Anti-E (Monoclonal) Blood Grouping Reagent product, have materially affected the price of the Company’s stock. A fair price cannot be based on a purported “premium” over a depressed market price and the $27.00 price is unfair to shareholders.

23. Between the DOJ closing its investigation of the Company and the FDA not ordering the recall of any of the Company’s products, the potential for the Company’s growth as the economy recovers is outstanding. The Company’s recent financial reports have been extremely impressive and exceeded forecasts. The results and the Company’s new fiscal 2011 profit and sales guidance have topped analysts’ expectations. On April 6, 2011, Immucor announced that its profit grew 13% in its fiscal third quarter on higher sales of instruments and testing products. Immucor stated that it earned $22.7 million, or $0.32 per share, in the three months ended February 28, 2011. That was up from $20.1 million, or $0.28 per share, in the same period one year ago. Additionally, revenue for the third quarter of fiscal 2011 was $83.3 million, an increase of 4% from the prior year quarter.

24. Immucor itself has confirmed its expectations for growth. Immucor has raised its outlook for fiscal year 2011 and now expects profit between $1.18 per share and $1.20 per share on revenue between $328 million and $330 million. On April 6, 2011, then CEO Gioacchino De Chircio, commented on the Company’s strong results stating, “[g]iven the global economic environment, our third quarter financial performance exceeded our expectations with year-over- year revenue growth and earnings expansion[.]”

25. With Immucor’s better than expected results, it comes as no surprise that analysts see value in the stock. According to Thompson/First Call, at least one analyst has set a price target of $28.00 per share for Immucor. The $27.00 cash per share contemplated through the Buyout is therefore below a fair price for the Company.

26. Defendants’ effort to portray the $27.00 per share as a “premium” price was designed to drive a substantial number of Immucor shareholders to sell into the market after the announcement of the Buyout raised the market price of the Company’s stock. After the announcement of the Buyout, numerous shareholders sold their shares based on the misleading and incomplete disclosure that the premium price suggested there was no point waiting for the inevitable completion of the Buyout.

27. The financial unfairness of the Buyout price demonstrates that the process used by the Individual Defendants in agreeing to Buyout was deficient and did not result in a value- maximizing price.

28. Despite an opportunity for a robust process to engage multiple bidders in a sale of the Company, the Individual Defendants favored TPG. The Individual Defendants have agreed to an inadequate go-shop provision and $45 million termination fee that restricts the Company’s ability to get better offers. With the Board having already committed to the Buyout at $27.00, any other interested parties would effectively have to pay the termination fee to TPG, which is designed to repel any real competition to the Buyout.

29. The Individual Defendants have initiated a process to sell the Company, which imposes heightened fiduciary responsibilities on them and requires enhanced scrutiny by the Court. The Individual Defendants owe fundamental fiduciary obligations to the Company’s shareholders to take all necessary and appropriate steps to maximize the value of their shares in implementing such a transaction. In addition, the Individual Defendants have the responsibility to act independently so that the interests of Immucor’s shareholders will be protected, and to conduct fair and active bidding procedures or other mechanisms for checking the market to assure that the highest possible price is achieved.

30. Immucor represents a highly attractive acquisition candidate in light of its impressive and exceeding forecasts. The preferential treatment accorded to TPG has deprived and will continue to deprive the Immucor’s shareholders of the very substantial premium that unfettered and even-handed exposure of the Company to the market could produce.

COUNT I

Claim for Breach of Fiduciary Duties Against the Individual Defendants

31. Plaintiff repeats and realleges each and every allegation set forth herein.

32. The Individual Defendants have violated the fiduciary duties owed to the public shareholders of Immucor and have acted to put their personal interests ahead of the interests of Immucor shareholders or have acquiesced in those actions by fellow Defendants. These Defendants have failed to take adequate measures to ensure that the interests of Immucor’s shareholders are properly protected and have embarked on a process that avoids competitive bidding and provides TPG with an unfair advantage by effectively excluding other alternative proposals.

33. By the acts, transactions, and courses of conduct alleged herein, these Defendants, individually and acting as a part of a common plan, unfairly will deprive Plaintiff and other members of the Class of the true value of their Immucor investment. Plaintiff and other members of the Class will suffer irreparable harm unless the actions of these Defendants are enjoined and a fair process is substituted.

34. The Individual Defendants have breached their duties of loyalty and care by not taking adequate measures to ensure that the interests of Immucor’s public shareholders are properly protected from over-reaching by TPG.

35. By reason of the foregoing acts, practices, and courses of conduct, the Individual Defendants have failed to exercise loyalty, due care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

36. As a result of the actions of Defendants, Plaintiff and the Class have been, and will be, irreparably harmed in that they have not, and will not, receive their fair portion of the value of Immucor’s stock and businesses, and will be prevented from obtaining a fair price for their common stock.

37. Unless enjoined by this Court, the Individual Defendants will continue to breach the fiduciary duties owed to Plaintiff and the Class and may consummate the Buyout to the disadvantage of the public shareholders, without providing sufficient information to enable Immucor’s public shareholders to cast informed votes on the Buyout.

38. The Individual Defendants have not acted in good faith to Plaintiff and the other members of the Class, and have breached, and are breaching, fiduciary requirements to the members of the Class.

39. Plaintiff and members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury these actions threaten to inflict.

COUNT II

Claim Against TPG and IVD for Aiding and Abetting

the Individual Defendants’ Breaches of Fiduciary Duties

40. Plaintiff repeats and realleges each and every allegation set forth herein.

41. The Individual Defendants breached their fiduciary duties to the Immucor shareholders by the wrongful actions alleged herein.

42. Such breaches of fiduciary duties could not, and would not, have occurred but for the conduct of TPG and IVD, which, therefore, aided and abetted such breaches through entering into the Buyout.

43. TPG and IVD had knowledge that it was aiding and abetting the Individual Defendants’ breaches of fiduciary duties to Immucor shareholders.

44. TPG and IVD rendered substantial assistance to the Individual Defendants in their breaches of their fiduciary duties to Immucor shareholders.

45. As a result of TPG and IVD’s conduct of aiding and abetting the Individual Defendants’ breaches of fiduciary duties, Plaintiff and the other members of the Class have been, and will be, damaged in that they have been, and will be, prevented from obtaining a fair price for their shares.

46. As a result of the unlawful actions of TPG and IVD, Plaintiff and the other members of the Class will be irreparably harmed in that they will be prevented from obtaining the fair value of their equity ownership in the Company. Unless enjoined by the Court, TPG and IVD will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to Plaintiff and the members of the Class, and will aid and abet a process that inhibits the maximization of shareholder value and the disclosure of material information.

47. Plaintiff and the other members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from immediate and irreparable injury that Defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in her favor and in favor of the Class, and against the Defendants as follows:

A. Certifying this case as a class action, certifying Plaintiff as class representative and her counsel as class counsel;

B. Preliminarily and permanently enjoining the Defendants and those acting in concert with them from consummating the Buyout;

C. To the extent the Buyout is consummated prior to the Court’s entry of a final judgment, rescinding it and setting it aside or awarding rescissory damages;

D. Directing Defendants to account to Plaintiff and the Class for all damages suffered by them as a result of Defendants wrongful conduct;

E. Enjoining the Individual Defendants from initiating any defensive measures that would inhibit their ability to maximize value for Immucor’s shareholders;

F. Awarding Plaintiff the costs, expenses, and disbursements of this action, including any attorneys’ and experts’ fees and. if applicable, pre-judgment and post-judgment interest; and

G. Awarding Plaintiff and the Class such other relief as this Court deems just, equitable, and proper.

Dated: July 12, 2011

Respectfully submitted,

CHITWOOD HARLEY HARNES LLP

By:	/s/ Christi A. Cannon
Martin D. Chitwood, Ga. Bar No. 124950
Christi A. Cannon, Ga. Bar No. 107869
Molly A. Havig, Ga. Bar No. 432147
1230 Peachtree Street, NE
2300 Promenade II
Atlanta, Georgia 30309
Tel: (404) 873-3900
Fax: (404) 876-4476
mchitwood@chitwoodlaw.com
ccannon@chitwoodlaw.com
mhavig@chitwoodlaw.com

GARDY & NOTIS, LLP
Mark C. Gardy
James S. Notis
Charles A. Germershausen
560 Sylvan Avenue
Englewood Cliffs, New Jersey 07632
Tel: (201) 567-7377
Fax: (201) 567-7337

VERIFICATION

I, Hilary Kramer, hereby verify under penalty of perjury as follows:

I am the plaintiff in the above-titled action, have read the foregoing Class Action Complaint and know the contents thereof, and the same is true to my own knowledge, except as to the matters stated to be alleged upon information and belief, and as to those matters I believe them to be true.

Executed this 11 day of July, 2011 at NewYork, NY (city and state).

/s/ Hilary Kramer
HILARY KRAMER

Sworn to before me this

11th day of July, 2011.

/s/ Joseph D. Love
Notary Public

JOSEPH D. LOVE
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01LO6088118
QUALIFIED IN QUEENS COUNTY
COMMISSION EXPIRES MARCH 3, 2015